Third Quarter 2017 Earnings Release

BMO Financial Group Reports Net Income of $1.4 Billion for Third Quarter of 2017

Financial Results Highlights:

Third Quarter 2017 Compared with Third Quarter 2016:

•	Net income of $1,387 million, up 11%; adjusted net income[1] of $1,374 million, up 6%

•	EPS[2] of $2.05, up 10%; adjusted EPS[1,2] of $2.03, up 4%

•	ROE of 13.4%, compared with 13.0%; adjusted ROE[1] of 13.3%, compared with 13.5%

•	Provisions for credit losses of $134 million (including the benefit of a $76 million decrease in the collective allowance), compared with $257 million; specific provisions for credit losses of $210 million, compared with $257 million

•	Common Equity Tier 1 Ratio of 11.2%

Year-to-Date 2017 Compared with Year-to-Date 2016:

•	Net income of $4,123 million, up 25%; adjusted net income[1] of $4,199 million, up 16%

•	EPS[2] of $6.11, up 25%; adjusted EPS[1,2] of $6.22, up 15%

•	ROE of 13.7%, compared with 11.4%; adjusted ROE[1] of 13.9%, compared with 12.6%

•	Provisions for credit losses of $566 million, compared with $641 million; specific provisions for credit losses of $642 million, compared with $641 million

Toronto, August 29, 2017 – For the third quarter ended July 31, 2017, BMO Financial Group recorded net income of $1,387 million or $2.05 per share on a reported basis, and net income of $1,374 million or $2.03 per share on an adjusted basis.

“BMO’s performance this quarter continues to demonstrate the strength of our differentiated operating model, delivering resilient earnings growth in an evolving environment, with adjusted earnings of $1.4 billion, up 6% from last year, and adjusted earnings per share of $2.03. Year-to-date, we delivered double-digit earnings growth with adjusted net income of $4.2 billion, driven by good underlying revenue growth, strong credit performance, and a focus on improving efficiency while making investments that strengthen customer relationships across all channels,” said Bill Downe, Chief Executive Officer, BMO Financial Group.

“We are confident in the ongoing execution against our strategic priorities, grounded in a commitment to sustainability and the dedication of our over 45,000 employees to growing customer loyalty. All of our businesses are well-positioned for continued success in the current environment and over the long term,” concluded Mr. Downe.

Return on tangible common equity (ROTCE) was 16.5% compared with 16.3% in the prior year, and adjusted ROTCE was 16.0% compared with 16.6%.

Concurrent with the release of results, BMO announced a fourth quarter 2017 dividend of $0.90 per common share, unchanged from the preceding quarter and up $0.04 per share and 5% from a year ago. The quarterly dividend of $0.90 per common share is equivalent to an annual dividend of $3.60 per common share.

Our complete Third Quarter 2017 Report to Shareholders, including our unaudited interim consolidated financial statements for the period ended July 31, 2017, is available online at www.bmo.com/investorrelations and at www.sedar.com.

(1) Results and measures in this document are presented on a GAAP basis. They are also presented on an adjusted basis that excludes the impact of certain items. Adjusted results and measures are non-GAAP and are detailed for all reported periods in the Non-GAAP Measures section, where such non-GAAP measures and their closest GAAP counterparts are disclosed.

(2) All Earnings per Share (EPS) measures in this document refer to diluted EPS unless specified otherwise. EPS is calculated using net income after deductions for net income attributable to non-controlling interest in subsidiaries and preferred share dividends.

Note: All ratios and percentage changes in this document are based on unrounded numbers.

Operating Segment Overview

Canadian P&C

Reported net income of $614 million and adjusted net income of $615 million both increased $54 million or 9% from a year ago due to higher balances across most products, increased non-interest revenue and lower provisions for credit losses, partially offset by higher expenses. Adjusted net income excludes the amortization of acquisition-related intangible assets.

During the quarter, we launched a new eBusiness Plan for small business clients who prefer to bank through self-serve electronic transactions. We also further enhanced the digital banking experience for our personal credit card customers by introducing Android Pay™, providing a simple and secure way to make purchases with a BMO credit and debit card using an Android compatible mobile device.

U.S. P&C

Reported net income of $278 million was flat and adjusted net income of $289 million was down $1 million compared to a year ago. Adjusted net income excludes the amortization of acquisition-related intangible assets.

Reported net income of US$214 million and adjusted net income of US$223 million were slightly higher compared to a year ago as higher revenue and a more favourable tax rate were largely offset by higher expenses.

During the quarter, we improved our ranking to #8 out of 39 leading American banks in the 2017 Survey of Bank Reputations conducted by the Reputation Institute and published by American Banker, which recognizes banking institutions for their governance, products and services, and innovation.

Wealth Management

Reported net income of $264 million was up $63 million or 32% from a year ago. Adjusted net income, which excludes the amortization of acquisition-related intangible assets and acquisition integration costs, of $279 million was up $52 million or 23% from a year ago due to higher net revenue, partially offset by higher expenses. Traditional wealth reported net income of $188 million increased $41 million or 28% and adjusted net income of $203 million increased $30 million or 17% from a year ago, reflecting business growth and improved equity markets. Insurance net income of $76 million increased $22 million or 43% due to unfavourable market movements a year ago relative to a modest benefit from favourable market movements in the current quarter.

BMO InvestorLine tied for Best Overall Bank-Owned Brokerage in MoneySense™ magazine’s annual report on Canada’s best brokerages. This ranking recognizes our continued commitment to provide our clients with leading-edge capabilities, products and service.

BMO Capital Markets

Reported net income of $292 million and adjusted net income of $293 million both decreased $25 million or 8% from a year ago, as lower revenue and higher expenses were partially offset by lower provisions for credit losses.

BMO Capital Markets was named a 2017 Greenwich Share Leader and Quality Leader across a range of Canadian equity sales, trading and research areas. We continue to win key cross-border mandates, including acting on behalf of Canadian-based, U.S.-backed Jamieson Wellness Inc., on its initial public offering to raise $345 million.

Corporate Services

Corporate Services net loss for the quarter was $61 million compared with a net loss of $111 million a year ago. Corporate Services adjusted net loss for the quarter was $102 million compared with an adjusted net loss of $101 million a year ago. Adjusted results in the current period exclude a $54 million after-tax decrease in the collective allowance and both periods exclude acquisition integration costs. Reported results increased due to the decrease in the collective allowance. Adjusted results were relatively unchanged as higher revenue excluding teb (taxable equivalent basis) was largely offset by lower credit recoveries and higher expenses in the current quarter.

Adjusted results in this Operating Segment Overview section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Capital

BMO’s Common Equity Tier 1 (CET1) Ratio was 11.2% at July 31, 2017. The CET1 Ratio decreased from 11.3% at the end of the second quarter due largely to business growth and share repurchases during the quarter, partially offset by retained earnings growth.

Provision for Credit Losses

The total provision for credit losses (PCL) was $134 million, a decrease of $123 million from the prior year. There was a $76 million pre-tax decrease in the collective allowance this quarter largely as a result of positive portfolio migration, which decreased the provision for credit losses. The specific provision for credit losses of $210 million decreased $47 million due to lower provisions in BMO Capital Markets and Canadian P&C.

Caution

The foregoing sections contain forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Regulatory Filings

Our continuous disclosure materials, including our interim filings, annual Management’s Discussion and Analysis and audited consolidated financial statements, Annual Information Form and Notice of Annual Meeting of Shareholders and Proxy Circular are available on our website at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

BMO Financial Group Third Quarter Earnings Release 2017 1

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal, together with its subsidiaries.

Non-GAAP Measures

Results and measures in this document are presented on a GAAP basis. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from financial statements prepared in accordance with International Financial Reporting Standards (IFRS). References to GAAP mean IFRS. They are also presented on an adjusted basis that excludes the impact of certain items as set out in the table below. Results and measures that exclude the impact of Canadian/U.S. dollar exchange rate movements on our U.S. segment are non-GAAP measures (please see the Foreign Exchange section for a discussion of the effects of changes in exchange rates on our results). Management assesses performance on a reported basis and on an adjusted basis and considers both to be useful in assessing underlying ongoing business performance. Presenting results on both bases provides readers with a better understanding of how management assesses results. It also permits readers to assess the impact of certain specified items on results for the periods presented and to better assess results excluding those items if they consider the items to not be reflective of ongoing results. As such, the presentation may facilitate readers’ analysis of trends, as well as comparisons with our competitors. Except as otherwise noted, management’s discussion of changes in adjusted results in this document applies equally to changes in corresponding reported results. Adjusted results and measures are non-GAAP and as such do not have standardized meaning under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from or as a substitute for GAAP results.

Non-GAAP Measures

(Canadian $ in millions, except as noted)	Q3-2017	Q2-2017	Q3-2016	YTD-2017	YTD-2016

Reported Results
Revenue	5,459	5,741	5,633	16,605	15,809
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(253)	(708)	(691)	(965)	(1,464)
Revenue, net of CCPB	5,206	5,033	4,942	15,640	14,345
Provision for credit losses	(134)	(259)	(257)	(566)	(641)
Non-interest expense	(3,278)	(3,276)	(3,092)	(9,933)	(9,674)
Income before income taxes	1,794	1,498	1,593	5,141	4,030
Provision for income taxes	(407)	(250)	(348)	(1,018)	(744)
Net Income	1,387	1,248	1,245	4,123	3,286
EPS ($)	2.05	1.84	1.86	6.11	4.90

Adjusting Items (Pre-tax)
Amortization of acquisition-related intangible assets (1)	(35)	(43)	(40)	(115)	(123)
Acquisition integration costs (2)	(20)	(21)	(27)	(63)	(73)
Cumulative accounting adjustment (3)	-	-	-	-	(85)
Restructuring cost (4)	-	-	-	-	(188)
Decrease in the collective allowance for credit losses (5)	76	-	-	76	-
Adjusting items included in reported pre-tax income	21	(64)	(67)	(102)	(469)

Adjusting Items (After tax)
Amortization of acquisition-related intangible assets (1)	(28)	(34)	(31)	(90)	(95)
Acquisition integration costs (2)	(13)	(13)	(19)	(40)	(50)
Cumulative accounting adjustment (3)	-	-	-	-	(62)
Restructuring cost (4)	-	-	-	-	(132)
Decrease in the collective allowance for credit losses (5)	54	-	-	54	-
Adjusting items included in reported net income after tax	13	(47)	(50)	(76)	(339)
Impact on EPS ($)	0.02	(0.08)	(0.08)	(0.11)	(0.52)

Adjusted Results
Revenue	5,459	5,741	5,633	16,605	15,893
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(253)	(708)	(691)	(965)	(1,464)
Revenue, net of CCPB	5,206	5,033	4,942	15,640	14,429
Provision for credit losses	(210)	(259)	(257)	(642)	(641)
Non-interest expense	(3,223)	(3,212)	(3,025)	(9,755)	(9,289)
Income before income taxes	1,773	1,562	1,660	5,243	4,499
Provision for income taxes	(399)	(267)	(365)	(1,044)	(874)
Net income	1,374	1,295	1,295	4,199	3,625
EPS ($)	2.03	1.92	1.94	6.22	5.42

  (1) These expenses are charged to the non-interest expense of the operating groups. Before and after-tax amounts for each operating group are provided on pages 14, 15, 16, 17, and 19 in our Third Quarter 2017 Report to Shareholders.

  (2) Acquisition integration costs related to F&C Asset Management plc (F&C) are charged to Wealth Management. Acquisition integration costs related to the acquired BMO Transportation Finance business are charged to Corporate Services, since the acquisition impacts both Canadian and U.S. P&C businesses. Acquisition costs are primarily recorded in non-interest expense.

  (3) Cumulative accounting adjustment recognized in other non-interest revenue related to foreign currency translation that largely impacted prior periods.

  (4) Restructuring cost is recorded in non-interest expense.

  (5) Adjustments to the collective allowance for credit losses are recorded in Corporate Services provision for (recovery of) credit losses.

  Adjusted results and measures in this table are non-GAAP amounts or non-GAAP measures.

2 BMO Financial Group Third Quarter Earnings Release 2017

Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for fiscal 2017 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian, U.S. and international economies.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; weak, volatile or illiquid capital and/or credit markets; interest rate and currency value fluctuations; changes in monetary, fiscal, tax or economic policy; the level of competition in the geographic and business areas in which we operate; changes in laws or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance and the effect of such changes on funding costs; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; operational and infrastructure risks; changes to our credit ratings; political conditions, including changes relating to or affecting economic or trade matters; global capital markets activities; the possible effects on our business of war or terrorist activities; outbreaks of disease or illness that affect local, national or international economies; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; technological changes; information and cyber-security; and our ability to anticipate and effectively manage risks arising from all of the foregoing factors.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. For more information, please see the Enterprise-Wide Risk Management section on pages 79 to 112 of BMO’s 2016 Annual Report, which outlines certain key factors and risks that may affect Bank of Montreal’s future results. Investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, and financial services, we primarily consider historical economic data provided by governments, historical relationships between economic and financial variables, and the risks to the domestic and global economy. See the Economic Review and Outlook section of our Third Quarter 2017 Report to Shareholders.

BMO Financial Group Third Quarter Earnings Release 2017 3

INVESTOR AND MEDIA PRESENTATION

Investor Presentation Materials

Interested parties are invited to visit our website at www.bmo.com/investorrelations to review our 2016 Annual Report, quarterly presentation materials and supplementary financial information package.

Quarterly Conference Call and Webcast Presentations

Interested parties are also invited to listen to our quarterly conference call on Tuesday, August 29, 2017, at 2:00 p.m. (EDT). At that time, senior BMO executives will comment on results for the quarter and respond to questions from the investor community. The call may be accessed by telephone at 416-641-2144 (from within Toronto) or 1-888-789-9572 (toll-free outside Toronto) Passcode: 5126346. A replay of the conference call can be accessed until Monday, December 4, 2017, by calling 905-694-9451 (from within Toronto) or 1-800-408-3053 (toll-free outside Toronto) and entering Passcode: 5740558.

A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can also be accessed on the site.

Media Relations Contacts

Paul Gammal, Toronto, paul.gammal@bmo.com, 416-867-3996

Investor Relations Contacts

Jill Homenuk, Head, Investor Relations, jill.homenuk@bmo.com, 416-867-4770

Christine Viau, Director, Investor Relations, christine.viau@bmo.com, 416-867-6956

Shareholder Dividend Reinvestment and Share Purchase Plan (the Plan)

Average market price as defined under the Plan

May 2017: $92.90

June 2017: $94.64

July 2017: $95.63

For dividend information, change in shareholder address or to advise of duplicate mailings, please contact

Computershare Trust Company of Canada

100 University Avenue, 9th Floor

Toronto, Ontario M5J 2Y1

Telephone: 1-800-340-5021 (Canada and the United States)

Telephone: (514) 982-7800 (international)

Fax: 1-888-453-0330 (Canada and the United States)

Fax: (416) 263-9394 (international)

E-mail: service@computershare.com

For other shareholder information, including the notice forour normal course issuer bid, please contact

Bank of Montreal

Shareholder Services

Corporate Secretary’s Department

One First Canadian Place, 21st Floor

Toronto, Ontario M5X 1A1

Telephone: (416) 867-6786

Fax: (416) 867-6793

E-mail: corp.secretary@bmo.com

For further information on this document, please contact

Bank of Montreal

Investor Relations Department

P.O. Box 1, One First Canadian Place, 10th Floor

Toronto, Ontario M5X 1A1

To review financial results and regulatory filings and
disclosures online, please visit our website at www.bmo.com/investorrelations.

Our 2016 Annual MD&A, audited annual consolidated financial statements and annual report on Form 40-F (filed with the U.S. Securities and Exchange Commission) are available online at www.bmo.com/investorrelations and at www.sedar.com. Printed copies of the bank’s complete 2016 audited financial statements are available free of charge upon request at 416-867-6785 or corp.secretary@bmo.com.

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Annual Meeting 2018 The next Annual Meeting of Shareholders will be held on Thursday, April 5, 2018, in Toronto, Ontario.

4 BMO Financial Group Third Quarter Earnings Release 2017